Contact

www.linkedin.com/in/mdemler
(LinkedIn)

Top Skills

XML
C#
Product Development

Michael Demler

Software Dude
San Marcos, California, United States

Summary

- 10+ years of software development experience.
- Extensive C# and .NET experience.
- Expertise in C++ development for Windows.
- Strong background in leading projects and teams.
- Excellent ability to quickly learn new languages, technologies, products, and code.

Specialties: Languages & Technologies: ActiveX, ADO, ADSI, ASP, ASP.NET, ATL, C++, C++/CLI, C#, COM, HTML, IOCP, Java, JavaScript, LINQ, LDAP, MAPI, MFC, RDL, SMTP, SOAP, SQL, STL, VB, VB.NET, VBScript, Web Services, Win32, Winsock, Windows CE, VeriSign, Windows Services, Windows Shell Extensions, WinForms, WCF, WPF, WTL, XAML, XML.

Software: Access, Acrobat, FogBugz, HEAT, IE, IIS, Office, Oracle, Perforce, SQL Server, TestTrack, Vault, Visual Studio, Visual SourceSafe, Windows, Windows CE.

Experience

Konducter Inc.
Co-Founder
August 2022 - Present (4 years)
United States

Contractor+
Advisor, Investor
September 2021 - Present (4 years 11 months)
United States

PAR Technology
6 years 9 months

Software Development Manager
May 2016 - May 2021 (5 years 1 month)

San Diego, CA

Principal Software Engineer
September 2014 - May 2016 (1 year 9 months)
San Diego, CA

Brink Software
Co-Founder
July 2011 - September 2014 (3 years 3 months)
San Diego, CA

Tax Compliance, Inc.
Senior Software Engineer
July 2008 - June 2011 (3 years)
San Diego, CA

Key member of development team charged with developing .NET based replacement for a legacy Visual FoxPro enterprise property tax application.

Ameranth, Inc
Senior Software Engineer
May 2005 - June 2008 (3 years 2 months)

Photoleap, Inc.
Senior Software Engineer
April 2004 - May 2005 (1 year 2 months)

Lead engineer on the Windows Client.

Cardiff Software
Principal Software Engineer
January 2001 - April 2004 (3 years 4 months)

ExpertPractice.com
Applications Developer
February 2000 - December 2000 (11 months)

Lockheed Martin
Software Engineer
January 1997 - February 2000 (3 years 2 months)

Education

University of San Diego

BA, Computer Science · (1996 - 1999)